and
EXHIBIT 4.129
ELSBURG JV Agreement
Execution Version
Memorandum of Agreement
Made and entered into between:-
EAST RAND PROPRIETARY MINES LIMITED
(Reg No 1893/000773/06))
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Themba Gwebu, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
1 5
th
day of August 2008, and a certified copy whereof is annexed hereto marked "A");
of the one part;

MOGALE GOLD (PROPRIETARY) LIMITED
(Reg No 1996/010274/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at
Johannesburg on the 15
th
day of August 2008, and a certified copy whereof is annexed
hereto marked "B");
of the other part.
1.
Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-
1.1.1
“AFFECTED
INTEREST”
shall mean all or a portion of the joint
venture interest of an AFFECTED
VENTURER in ELSBURG JV in regard
to which a TRIGGER EVENT has
occurred;
1.1.2
“AFFECTED
shall mean a VENTURER in respect of
VENTURER”
which a TRIGGER EVENT has
occurred;

1.1.3
“AFFILIATE”
shall mean any person, entity, trust or
otherwise (“the entity”) directly or
indirectly controlling, controlled or under
common control with such party owning
or controlling 35% (thirty five per
centum) or more of the ownership of
such entity;
1.1.4
“AGREEMENT”
shall mean this agreement between the
PARTIES and shall be deemed to
include all annexes thereto which shall
be initialled or signed, as the case may
be, by the PARTIES for purposes of
identification;
1.1.5
“ANCILLARY
AGREEMENTS”
shall mean the interlinking agreements
more fully described in the schedule
thereof annexed hereto and marked
“C”;
1.1.6
“AUDITORS”
shall mean the auditors of the
ELSBURG JV appointed thereto from
time to time by the EXECUTIVE
COMMITTEE and initially KPMG of
Johannesburg;

1.1.7
“BEE”
shall have the meaning ascribed thereto
in terms of the Broad Based Black
Economic Empowerment Act, No 53 of
2003, as read with the Mining Charter
and the MPRDA
;
1.1.8
“BONA FIDE OFFER”
shall mean an offer in writing to a
VENTURER, offering to purchase the
PERCENTAGE INTEREST of such
VENTURER and setting forth all of the
relevant terms and conditions of the
proposed purchase, from a third party
offeror on an arms length basis who is
ready, willing and able to consummate
the purchase and which is not an
AFFILIATE of such VENTURER;
1.1.9
“BUSINESS”
shall mean the gold resources mining
business of the ELSBURG J V
conducted by it under the style of
“
Elsburg Gold Mining Joint Venture ” from
the PROPERTY;
1.1.10 “CLOSING DATE”
shall mean the date of the fulfilment or
waiver of the condition precedent in
clause 3 infra or at latest 7 (seven)

business days thereafter;
1.1.11
“CONTROL”
shall have the same meaning attritubale
to AFFILIATE in clause 1.1.3 supra and
“CONTROLLING” or “CONTROLLED”
shall have a corresponding meaning;
1.1.12 “COST/COSTS”
shall mean the ongoing monthly
expenditure incurred by ELSBURG JV
in the performance of the MINING
USER CONTRACT and in no way
derogating therefrom, shall include all
overheads, salaries, wages,
accommodation, transportation, costs of
leasing, management, marketing,
professional services, risk obligations
and any other costsincurred by
ELSBURG JV relative to the aforesaid
contract and the mining operations
conducted pursuant thereto and shall
be deemed to include the costs (which
shall be ring-fenced) of rehabilitation of
the ELSBURG DUMPS on the one
hand and the footprint of the deposition
site to be created by ERGO MINING in
relation to the POST CONSOLIDATION

EVENT RESOURCES (in the event of
the activation of the CONSOLIDATION
PROCESS) on the other hand, and all
of which costs shall be exclusive of any
Value Added Tax in terms of the Value
Added Tax Act, No 89 of 1991, as
amended, unless stated to the contrary;
1.1.13 “CROWN”
shall mean Crown Gold Recoveries
(Proprietary) Limited (a subsidiary of
DRD SA) and shall be deemed to
include its successors in title;
1.1.14 “DISTRIBUTABLE
CASH”
shall mean at any time such cash on
hand and in the ELSBURG JV
accounts as in the sole and absolute
discretion of the EXECUTIVE
COMMITTEE is then available for
DISTRIBUTION to the VENTURERS
after:-
1.1.14.1 all current debts, expenses,
LIABILITIES and obligations
of the ELSBURG JV
(whether for expense items,
capital expenditures,

improvements, retirement of
indebtedness, COSTS or
otherwise) have been paid
or provision therefor has
been made; and
1.1.14.2        a reserve has been set
aside by the VENTURERS
in their sole and absolute
discretion for the payment of
future ELSBURG JV capital
expenditures, improve-
ments, retirement of
indebtedness, operations
and contingencies, known or
unknown, liquidated or
unliquidated, including
without limitation
LIABILITIES which may be
incurred in litigation and
LIABILITIES undertaken
pursuant to the
indemnification provisions of
the AGREEMENT;

1.1.15 “DISPOSE”
shall in relation to any PERCENTAGE
INTEREST in the ELSBURG JV from
time to time mean sell, alienate, dispose
of, transfer, hypothecate, encumber or
deal with in any similar such manner
and “DISPOSED” or “DISPOSITION” or
“ DISPOSAL ” shall have a
corresponding meaning;
1.1.16
“DISTRIBUTION”
shall mean the transfer of money or
property by the ELSBURG JV to either
of the VENTURERS without separate
consideration therefor;
1.1.17 “DRD SA”
shall mean DRDGold South African
Operations (Proprietary) Limited (Reg
No 20 05/033662 /0 7), a compan y
controlled by DRDGold Limited, a public
company listed on the JSE Limited
Securities Exchange;
1.1.18 “DRD SA FACILITY
AGREEMENT”
shall mean the loan agreement to be
entered into by and between DRD SA
as lender and the ELSBURG JV as
borrower and substantially upon the
terms and conditions more fully set forth

in the specimen agreement annexed
hereto and marked “D” or with such
amendments as the parties thereto may
reasonably determine;
1.1.19 “EFFECTIVE DATE”
sh all, no twi ths tandi ng the da te of
signature of these presents, mean the
23 November 2007;
1.1.20 “ELSBURG JV”
shall mean Elsburg Gold Mining Joint
Venture, the participants whereunder
and their proportionate joint venture
interests were as at the EFFECTIVE
DATE, are as at the SIGNATURE DATE
and will be as at the CLOSING DATE,
as follows:-
1.1.20.1
MOGALE - 50% (fifty per
centum); and
1.1.20.2         ERPM -50% (fifty per centum);
1.1.21 “ERGO MINING”
shall mean Ergo Mining (Proprietary)
Limited, a company jointly controlled by
CROWN and ERGO URANIUM;

1.1.22 “ERGO URANIUM”
shall mean Ergo Uranium (Proprietary)
Limited (an indirect subsidiary of
MinTails Limited of Australia) and shall
be deemed to include its successors in
title or permitted assigns;
1.1.23 “ERPM”
shall mean East Rand Proprietary Mines
Limited (a subsidiary of DRD SA) and
shall be deemed to include its
successors in title or permitted assigns;
1.1.24 “EXECUTIVE
COMMITTEE”
1.1.25
“FACILITIES
AGREEMENTS”
shall mean the administrative and
decision-making body of the ELSBURG
JV from time to time;
shall collectively mean the DRD SA
FACILITY AGREEMENT and the
MOGALE FACILITY AGREEMENT;
1.1.26
“INDEMNIFIED
PERSONS”
shall mean each VENTURER, and each
VENTURER’s respective directors,
officers, employees, agents,
AFFILIATES and permitted successors
in title or permitted assigns;

1.1.27
“LIABILITIES”
shall mean any and all losses, damages,
liabilities, expenses (including attorney
and own client fees and disbursements),
judgments, penalties, settlements and
similar such items;
shall mean the mandatory loans as
reflected in the FACILITIES
AGREEMENTS by the lenders
thereunder, namely DRD SA and
MOGALE respectively to the ELSBURG
JV;
shall mean the agreement about to be
entered into between CROWN, the
ELSBURG JV, ERGO MINING, ERGO
URANIUM and ERPM governing, inter
alia , the mining, recovery, treatment
and processing of:-
1.1.29.1 gold extracted from the
MATERIAL from the
ELSBURG DUMPS by the
ELSBURG JV; and
1.1.28 “MANDATORY
LOANS”
1.1.29 “MINING USER
CONTRACT”

the POST CONSOLIDA-
TION EVENT RESOURCES
(in theevent of the
activation of the
CONSOLIDATION
PROCESS
),
as the case may be and realised on the
basis that the economic benefits to be
derived from:-
•
the gold extraction shall redound to
the exclusive benefit of the
ELSBURG JV less the COSTS
attributable thereto and for ultimate
DISTRIBUTION;
•
the MINERALS extraction from the
POST CONSOLIDATION EVENT
RESOURCES
, shall redound to the
exclusive benefit of ERGO MINING
less the COSTS attributable thereto
-
the definitions contained in such
agreement shall, unless inconsistent
with the context of the AGREEMENT,
apply mutatis mutandis hereto and

for ease of reference shall be
reflected through out the
AGREEMENT in capital italics
;
1.1.30 “MINTAILS SA”
shall mean MinTails SA (Proprietary)
Limited (Reg No 2004/007547/07), a
compan y indi rec tl y con trolled b y
MinTails Limited of Australia;
1.1.31 “MOGALE”
shall mean Mogale Gold (Proprietary)
Limited (presently a wholly owned
subsidiary of MINTAILS SA and in the
course of being restructured to facilitate
the entry of a BEE shareholder) and
shall be deemed to include its
successors in title or permitted assigns;
1.1.32 “MOGALE FACILITY
AGREEMENT”
shall mean the loan agreement to be
entered into by and between MOGALE
as lender and ELSBURG JV a s
borrower and substantially upon the
terms and conditions more fully set forth
in the specimen agreement annexed
hereto and marked “E” or with such
amendments as the parties thereto may

1.1.34
“PARTIES”
shall mean both parties to the
reasonably determine;
shall mean, in relation to the ELSBURG
JV and for any period in question, the
excess or shortfall of the aggregate
cash receipts derived by the ELSBURG
JV during such period from the
BUSINESS, other than the proceeds
received from the sale or disposition
(other than in the ordinary and normal
course of business) of, or any financing
and/or re-financing of, any assets of the
ELSBURG JV, as compared to all cash
disbursements made by the ELSBURG
JV in such period in the conduct of the
BUSINESS, other than payments of
principal, interest and expenses on joint
venture indebtedness (including the
MANDATORY LOANS) and other than
payments made toward the creation of
reserves for contingencies and
anticipated expenditures;
1.1.33 “OPERATING CASH
FLOW”

BUSINESS is conducted, that is 4
AGREEMENT;
1.1.35 “PERCENTAGE
INTEREST”
shall mean the interest of each
VENTURER in the ELSBURG JV and
which percentage may hereafter be
modified by written agreement between
the VENTURERS;
1.1.36
“PERSON”
shall mean any entity, corporation,
company, association, joint venture,
partnership, trust, organisation,
individual (including personal
representatives, executors and/or
heirs), government (including agencies,
departments, divisions and
instrumentalities thereof), receiver or
liquidator, as the case may be;
1.1.37
“PROCEEDING”
shall mean any action, suit or other
proceeding, whether civil, criminal,
administrative or investigative and
whether threatened, pending or
completed;
1.1.38 “PROPERTY”
shall mean the property from which the

Ebsco House, 299 Pendoring Avenue,
Blackheath, Johannesburg;
1.1.39 “SIGNATURE DATE”
shall mean the date of signature of the
AGREEMENT by the last of the
PARTIES signing same;
1.1.40 “TRANSFERRING
VENTURER”
shall mean an AFFECTED VENTURER
or its transferee if a transfer subject to
the provisions of clause 22 infra, has
occurred;
1.1.41
”TRIGGER EVENT”
shall have the meaning ascribed thereto
in clause 22.3 infra;
1.1.42 “VENTURER/S”
shall mean either or both ERPM and
ERGO URANIUM, as the case may be,
and any additional PERSON hereafter
admitted as a venturer to the ELSBURG
JV.
1...2 Words importing:-
1.2.1
the singular shall include the plural and vice versa;
1.2.2 any one gender shall include the others;

1.2.3 persons shall, where the context admits, include firms or corporations.
1..3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.
1..4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the SIGNATURE DATE and as amended or substituted from time to time.
1..5
When any number of days is prescribed in the AGREEMENT, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South
Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.
1.6
The use of the word “ including ” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.
1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the AGREEMENT.

1.8
The terms of the AGREEMENT having been negotiated, the contra pro ferentem rule shall not be applied in the interpretation thereof.
1.9 Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example “ winding-up ” or
“
curatorship”) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the
AGREEMENT may apply or to the laws of which any party cited hereunder may be or become subject.
1.10
Any reference to “ permitted assigns ” shall mean those consented to, in writing, by the PARTIES.
2.
Recordal
It is recorded that:-
2.1
in terms of the MINING USER CONTRACT, ERGO MINING and ERPM have respectively made available to the ELSBURG JV the ERGO MINING ASSETS and the ERPM ASSETS so as to enable the ELSBURG JV to conduct the
BUSINESS;
2.2
the ELSBURG JV is possessed of the relevant RIGHTS and/or SERVITUDES to enable it to conduct mining operations on its own behalf and to such end it will attend to the day to day running of the BUSINESS;

2.3
the purpose of the AGREEMENT is to record the rights and obligations of the
VENTURERS inter se and of their respective nominees on the EXECUTIVE
COMMITTEE;
2.4
agreement has been reached between the PARTIES as more fully set forth hereafter.
3.
Condition Precedent
3.1
Notwithstanding anything to the contrary in the AGREEMENT contained, it shall be subject to the conclusion of the ANCILLARY AGREEMENTS by the respective parties thereto, on or before the 21 August 2008.
3.2 Should the aforesaid condition not be fulfilled or waived in writing by the
PARTIES within the period afore referred to or within such extended period/s as the PARTIES may in writing agree upon then and in such event only the
AGREEMENT shall be deemed null and void ab initio and the PARTIES shall to the extent pertinent be obliged to restore each other as near as possible to the status quo ante.
3.3
The PARTIES reciprocally warrant in favour of each other that they will in good faith use their best endeavours to procure the timeous fulfilment or waiver, as the case may be, of the condition precedent.

4.
Name
The name of the joint venture shall be the “ Elsburg Gold Mining Joint Venture ” or such other name as the EXECUTIVE COMMITTEE may from time to time, in writing, determine.
5.
Commencement and Duration
Subject to the arrival of the CLOSING DATE, the ELSBURG JV shall be deemed to have commenced on the EFFECTIVE DATE and shall continue indefinitely thereafter until:-
5.1
the VENTURERS agree in writing that it is no longer economically viable to conduct the BUSINESS and in the absence of agreement, as determined by the arbitrator as provided in clause 28 infra; or
5.2 the written cancellation thereof in the event of a material breach of any of the material provisions of the AGREEMENT which cannot be remedied by monetary compensation and notwithstanding the expiration of a mora period of
90 (ninety) days and on the basis that if the cancellation is disputed, then the arbitration provisions set forth in clause 28 infra, shall be and become operative.

6.
VENTURERS and their PERCENTAGE INTERESTS
6.1
The PERCENTAGE INTERESTS of the respective VENTURERS shall, unless determined by them to the contrary in writing, be as follows:-
6.1.1
MOGALE - 50% (fifty per centum); and
6.1.2
ERPM - 50% (fifty per centum).
6.2
It is recorded that the PARTIES have satisfied the DME requirements (insofar as BEE is concerned) within their own structures, however, to the extent that it may become relevant and a requirement of the DME at any stage hereafter for a BEE component to be held directly in the ELSBURG JV, then and in such event the VENTURERS reciprocally warrant in favour of each other that they will use their best endeavours to restructure the ELSBURG JV with the objective of addressing the admission of a BEE component and thereby diluting their respective PERCENTAGE INTERESTS and thus satisfying the requirements of the DME and the MPRDA.
7.
Principal Place of BUSINESS
The principal place of BUSINESS of the ELSBURG JV shall be the PROPERTY or at such other place or places as the VENTURERS may from time to time select.

8.
Financing
8.1
Each VENTURER shall be obliged to advance and/or procure the advance of the relevant MANDATORY LOANS, that is as reflected in the respective
FACILITIES AGREEMENTS and the VENTURERS shall procure that such advances (to the extent that same may not already have been advanced, wholly or partially) are duly effected as soon as possible after the SIGNATURE
DATE.
8.2
Each MANDATORY LOAN shall be separately entered in the books of the
ELSBURG JV as a loan and shall be evidenced as such. The MANDATORY
LOANS shall be for the period and on the terms and conditions set forth in the respective FACILITIES AGREEMENTS and shall be repaid as therein provided.
8.3
To the extent that the EXECUTIVE COMMITTEE may require additional capital contributions over and above those set forth in the MANDATORY LOANS, then and in such event the VENTURERS may each contribute a like amount.
8.4 Any amount owing on loan account which is disparate to the other loan account based upon the PERCENTAGE INTEREST of the VENTURERS shall in respect of the excess only, attract and be paid interest monthly in arrear at 2%
(two per centum) above the prime overdraft rate as charged from time to time by the ELSBURG JV's bankers or, if it has no overdraft, as charged by the said bankers to its best corporate customers on an unsecured basis and until such time as the loan accounts are equal, whether by way of a reduction of the excess or by way of the one VENTURER effecting payment of the shortfall. In the alternative, the VENTURER not advancing “ the excess amount ” will be entitled to dilute its PERCENTAGE INTEREST to cater therefor but irrespective of the then different PERCENTAGE INTERESTS of the VENTURERS all their voting rights, be it of their nominees on the EXECUTIVE COMMITTEE or as members per se, shall remain equal and will in each instance still require unanimity save that notwithstanding anything to the contrary whilst the consent of the then minority VENTURER to a DISTRIBUTION or the repayment of any loan account, in whole or in part, shall be required, it shall not be capable of being unreasonably withheld or delayed.
8.5 Any amount owing on loan account shall be fixed and shall not be reclaimable by the VENTURER/S to whom same is owing, save with the prior written consent of the EXECUTIVE COMMITTEE unless terms other than the above have been specifically agreed upon and recorded at the time the cash is lent and advanced, e.g.
as per the FACILITIES AGREEMENTS, or unless the cash held at the relevant time by the ELSBURG JV exceeds three times the monthly working capital requirements of the ELSBURG JV as confirmed by the AUDITORS and in the absence of agreement, as determined and confirmed by an independent external auditor, and in which event such repayment shall in the first instance be appropriated to reduce the disparity in the loan accounts of the VENTURERS based upon the ratio of their
PERCENTAGE INTERESTS in the ELSBURG JV and thereafter in such ratio.

8.6    Nothing hereinbefore contained shall preclude a VENTURER from calling up itsor compulsory) of the ELSBURG JV or either VENTURER or in the event of its effecting any offer of compromise in terms of the Companies Act, No 61 of 1973, as amended, or in the event of any final judgment being obtained against the ELSBURG JV or either
VENTURER which shall remain unsatisfied for a period of 14 (fourteen) days thereafter.
9.
Nature of Interests
The interests of the VENTURERS in the ELSBURG JV shall be personal to the
VENTURERS per se. All property owned by the ELSBURG JV, however, irrespective of the nature thereof and whether tangible or intangible, corporeal or incorporeal, shall be deemed to be owned by the ELSBURG JV as an entity and neither VENTURER shall, in the absence of written agreement to the contrary, have any claim to ownership thereof. The ERGO MINING ASSETS and the ERPM ASSETS shall, however, remain the exclusive property of ERGO MINING and ERPM respectively save and except in relation to any of such assets which may have been sold to and acquired by the
ELSBURG JV pursuant to any of the ANCILLARY AGREEMENTS
.
10.
DISTRIBUTIONS of Cash
10.1        The DISTRIBUTABLE CASH shall be distributed among the VENTURERS in accordance with their PERCENTAGE INTERESTS.
10.2        At the end of each financial year of the ELSBURG JV or any other time that the VENTURERS deem appropriate, the DISTRIBUTABLE CASH shall be calculated and to the extent necessary the AUDITORS shall determine and certify the same and if the VENTURERS then deem it to be appropriate in their sole and absolute discretion, all or any portion thereof shall be distributed to them. Notwithstanding the aforegoing, however, no DISTRIBUTION of
DISTRIBUTABLE CASH shall be made unless:-
10.2.1
the VENTURERS determine in good faith that such
DISTRIBUTION may be made without materially affecting the
ability of the ELSBURG JV to discharge its obligations, including contingent obligations as they fall due; and
10.2.2
such DISTRIBUTION may be made in accordance with the
applicable laws pertaining thereto.
11. Rehabilitation Obligations
11.1      In terms of the MINING USER CONTRACT, the same envisages the conduct of two
BUSINESSES
, to wit:-
11.1.1
PHASE 1 being the gold mining BUSINESS of the ELSBURG JV;
and
11.1.2
PHASE 2 being the BUSINESS of the mining, recovery, treatment and processing of the POST CONSOLIDATION EVENT
RESOURCES (in the event of the activation of the
CONSOLIDATION PROCESS ) for the extraction of MINERALS
.

11.2       The PARTIES acknowledge that the ELSBURG JV shall be liable for its pro rata
share of the COSTS including, as therein provided, the rehabilitation costs which shall at all times be ring-fenced so as to facilitate the constant monitoring thereof.
12. Accounting Records, Etc
12.1       The ELSBURG JV’s books and records together with all of the documents and papers pertaining to the BUSINESS shall be kept at the principal place of
BUSINESS of the ELSBURG JV and at all reasonable times shall be open for inspection to and may be copied and excerpts taken therefrom by either
VENTURER or its duly authorised representative provided that such inspection is made in good faith.
12.2       Written copies of all notices of meetings, waivers of notices, proxies given by either VENTURER and minutes of proceedings of the VENTURERS and of the
EXECUTIVE COMMITTEE shall be kept by the secretary at the principal place of BUSINESS.
12.3       The books and records of the ELSBURG JV shall be kept on a financial year basis in accordance with generally accepted accounting principles and shall reflect all the ELSBURG JV’s transactions and be appropriate and adequate for the BUSINESS.

13.
Annual Financial Statements
On or before the last day of February of each calendar year, the VENTURERS shall cause to be prepared by the AUDITORS and delivered to each VENTURER at the expense of the ELSBURG JV, an annual report of the financial affairs relating to the preceding financial year containing an unaudited balance sheet and profit and loss and cash flow statements.
14.
Bank Accounts
14.1        All funds belonging to the ELSBURG JV shall be deposited in the name of the
ELSBURG JV in such bank account or accounts as shall be determined by the
EXECUTIVE COMMITTEE.
14.2        All withdrawals therefrom shall be made as against the signature of any 2 (two)
authorised signatories and who will constitute members of the EXECUTIVE
COMMITTEE and shall as far as possible be on the basis that each shall be a nominee of each VENTURER.
15.
Committees
15.1       The VENTURERS shall as soon as possible after the CLOSING DATE, cause to be established an EXECUTIVE COMMITTEE and Management Committees as hereafter, in order to address the day to day functional operations of the
BUSINESS, regard being had to the fact that the mining operations per se shall be undertaken by the ELSBURG JV in terms of the MINING USER
CONTRACT.
15.2  EXECUTIVE COMMITTEE
15.2.1 It is recorded that the following persons will constitute members of the EXECUTIVE COMMITTEE with effect from the SIGNATURE
DATE, to wit:-
15.2.1.1 the joint Chief Executive Officers of each of the
VENTURERS, namely Daniel Pretorius (as nominee of
ERPM) and Dick van der W alt (as nominee of
MOGALE); and
15.2.1.2
the joint Heads of Production of the BUSINESS,
namely Charles Symons (as nominee of ERPM) and
Basie Maree (as nominee of MOGALE); and
15.2.1.3 the joint Heads of Projects and Feasibility, namely
Charles Symons (the nominee of ERPM) and Lloyd
Birrell (the nominee of MOGALE).
15.2.2
In no way derogating from the aforegoing, the EXECUTIVE
COMMITTEE shall from time to time be entitled to appoint one of their number or an outsider as the Chief Financial Officer of the
ELSBURG JV. In addition they shall be entitled to appoint the equivalent of 2 (two) non-executive members to the EXECUTIVE
COMMITTEE.
15.3    Management Committees
15.3.1
The EXECUTIVE COMMITTEE shall from time to time establish
Management Committees of the ELSBURG JV to facilitate the
smooth running of the BUSINESS and to this end the following shall be constituted as soon as possible after the CLOSING DATE subject to the rights of ERPM as set forth in clause 15.3.2 infra:-
15.3.1.1
Head Office Committee - this committee shall
comprise the Joint Chief Executive Officers of each of
the VENTURERS, namely Daniel Pretorius (the
nominee of ERPM) and Dick van der W alt (the
nominee of MOGALE);
15.3.1.2
Production Committee - this committee shall
comprise the Joint Heads of Production of the
BUSINESS, namely Charles Symons (the nominee of
ERPM) and Basie Maree (the nominee of MOGALE),
in addition whereto Henry Gouws will be appointed the
Production General Manager, who shall be obliged to
report directly to the Joint Heads afore-referred to;

15.3.1.3
Projects and Feasibility Committee - this committee
shall comprise the Joint Heads of Projects and
Feasibility of the BUSINESS, namely Charles Symons
(the nominee of ERPM) and Lloyd Birrell (the nominee
of MOGALE). The Joint Heads afore-referred to shall,
if so desired, appoint a General Manager who shall be
obliged to report directly to them.
15.3.2
Notwithstanding anything to the contrary in 15.3.1 supra, ERPM shall have the right and option to appoint the General Manager, the Business Unit Manager and the Financial Manager at the
operational levels of the relevant committees from time to time.
15.4       To the extent that any committee member at any time relinquish his position for whatever reason, then and in such event the VENTURER who nominated him, shall be entitled to appoint another in his stead.
16.   Management and Control
16.1      Except as otherwise expressly provided in the AGREEMENT, the management and control of the ELSBURG JV and the BUSINESS shall be vested in the
EXECUTIVE COMMITTEE who shall have all of the rights and powers which are generally conferred by law or are necessary, advisable or convenient for the management and conduct of the BUSINESS with the express right to delegate any of the specific functions to the Management Committees as provided in clause 15.3 supra on the basis, however, that the mining business will be managed and run on a day to day basis by the ELSBURG JV in terms of the MINING USER CONTRACT, alternatively in terms of a SERVICE
LEVEL AGREEMENT
to be concluded between the ELSBURG JV and ERPM.
16.2     Except as otherwise expressly provided to the contrary herein:-
16.2.1 all decisions with respect to the management and control of the
ELSBURG JV that are approved by the EXECUTIVE
COMMITTEE, shall be binding on the ELSBURG JV and the
VENTURERS per se; and
16.2.2
no individual VENTURER shall have any authority to act for and on behalf of the ELSBURG JV or to make any decision pertaining
thereto or the BUSINESS without the consent of the other
VENTURER including, without limitation, the authority to bind the
ELSBURG JV in the conclusion of contracts or the incurring of obligations in the name or on the credit of the ELSBURG JV.
17.  Meetings
17.1
Notice
17.1.1
Meetings of the EXECUTIVE COMMITTEE shall be held at such
place or places, within or without Gauteng, as the EXECUTIVE
COMMITTEE may from time to time determine. Regular meetings
of the EXECUTIVE COMMITTEE shall be held without notice or

call at such time as shall from time to time be fixed by the
EXECUTIVE COMMITTEE.
17.1.2
Special meetings of the EXECUTIVE COMMITTEE may be called
by either of the VENTURERS upon 5 (five) business days’ notice to the other VENTURER and their respective members to the
EXECUTIVE COMMITTEE.
17.1.3
The members of the EXECUTIVE COMMITTEE and/or the
Management Committees may participate in a meeting by means
of teleconferencing.
17.2   Quorum
A quorum of the EXECUTIVE COMMITTEE shall be 4 (four) members thereof,
2 (two) appointed by each VENTURER.
17.3   Waiver of Notice
17.3.1
The transactions of any meeting of the EXECUTIVE COMMITTEE,
however called and noticed or wherever held, shall be valid as though taken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, the
VENTURERS not present sign a waiver of notice, a consent to
holding the meeting or an approval of the minutes. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents and approvals shall be filed with the records of the ELSBURG JV or made a part of the minutes of the meeting.
17.3.2 Notice of a meeting shall also be deemed given to any
VENTURER who attends the meeting without protesting, before or at its commencement, the lack of notice to that VENTURER.
18.
No other compensation
No VENTURER (nor any AFFILIATE of any VENTURER) shall receive any compensation for any services provided to the ELSBURG JV other than such
VENTURER’s interest in the DISTRIBUTABLE CASH.
19.
Expenses
The EXECUTIVE COMMITTEE shall in its sole and absolute discretion adopt policies and procedures for the reimbursement of the VENTURERS and their respective
AFFILIATES and all officers and employees for out-of-pocket payments made or liabilities incurred by each VENTURER and/or its AFFILIATES in connection with the
BUSINESS of the ELSBURG JV, including a portion of any and all expenses, including general, special and administrative expenses, incurred by such VENTURER and/or its AFFILIATES for the mutual benefit of the ELSBURG JV and other
PERSONS.

20.
Votes by VENTURERS
20.1       If any vote or consent is required of the VENTURERS, each VENTURER shall have a vote or consent in proportion to the PERCENTAGE INTEREST of that
VENTURER in the ELSBURG JV.
20.2       Notwithstanding anything to the contrary in the AGREEMENT contained, any resolution of the VENTURERS or the EXECUTIVE COMMITTEE in order to be effective and implemented, shall in the case of:-
20.2.1
2 (two) VENTURERS, be unanimous; or
20.2.2
more than 2 (two) VENTURERS, be passed by a majority of the
VENTURERS of the ELSBURG JV holding in the aggregate not
less than 75% (seventy-five percentum) of the total
PERCENTAGE INTERESTS.
21.
BEE
21.1      The VENTURERS record that their present structures are such that they satisfy the prevailing BEE requirements under the MPRDA and that they will at all times during the subsistence of the AGREEMENT ensure that such position is maintained.
21.2 Notwithstanding the aforegoing, should the DME  at any point in time justifiably

JV, then and in such event the PARTIES reciprocally warrant in favour of each other that they will use their best endeavours to do so, by restructuring the
ELSBURG JV (on a basis whereby there will be an equal dilution of their respective PERCENTAGE INTERESTS) in order to facilitate the aforegoing and on a basis which will facilitate a significant holding [not less than 26%
(twenty six) per centum] of the equity of the ELSBURG JV being held by a
BEE entity and/or BEE Trust whereby the latter will enjoy EXECUTIVE
COMMITTEE representation and in which event the AGREEMENT shall be amended in order to provide therefor. In catering for the aforegoing dilution, cognisance shall be taken by the VENTURERS of any significant BEE shareholding in either VENTURER per se that the admission of any new
BEE participant in the ELSBURG JV will not constitute what may otherwise be a duplicate dilution in the case of either of the existing VENTURERS.
22. Transfer or DISPOSITION of ELSBURG JV Interests
22.1
Prohibition of Transfer
22.1.1
The VENTURERS acknowledge that each VENTURER will be
providing unique talents and services to the ELSBURG JV.
Accordingly, except as otherwise specifically provided for in the
AGREEMENT, no VENTURER shall have the right to sell, transfer, encumber or otherwise DISPOSE of all or any part of its
PERCENTAGE INTEREST in the ELSBURG JV, whether
voluntarily, involuntarily or by operation of law, or assign or create a beneficial interest in its share of DISTRIBUTABLE CASH except as provided in this clause 22.
22.1.2
Any attempted sale, transfer, encumbrance or other DISPOSITION of all or any part of a PERCENTAGE INTEREST in the ELSBURG
JV by a VENTURER not in compliance with the AGREEMENT
shall be in breach of the AGREEMENT and shall accordingly be null and void ab initio and shall confer no rights on the purported transferee. The transfer restrictions contained in the
AGREEMENT shall be deemed to be of the essence of the
ownership of a PERCENTAGE INTEREST in the ELSBURG JV.
Upon application to any court of competent jurisdiction, the
ELSBURG JV shall be entitled to an order against any PERSON
violating or about to violate the provisions hereof, requiring specific performance of any of the provisions herein.
22.2   Rights of First Refusal
22.2.1
Notice and Option
In the event a VENTURER shall decide to DISPOSE of all or any part of its PERCENTAGE INTEREST (“Offered Percentage
Interest”) pursuant to a BONA FIDE OFFER, such VENTURER
shall give written notice, setting forth in full the terms of such
BONA FIDE OFFER and the identity of the offeror(s), to the
ELSBURG JV and the other VENTURER. The ELSBURG JV

shall then have the first right and option, for a period ending 30
(thirty) calendar days following the receipt of such written notice, to elect to purchase all or any part of the Offered Percentage
Interest at the purchase price and upon the terms specified in the
BONA FIDE OFFER.
22.2.2
Failure to Exercise Option
Notwithstanding the aforegoing, however, if the ELSBURG JV
and/or the other VENTURER do not elect to purchase all of the
Offered Percentage Interest subject to the right of first refusal pursuant to this clause 22.2.1 the VENTURER desiring to sell the
Offered Percentage Interest may DISPOSE of all of the Offered
Percentage Interest to the transferee upon the terms set forth in the written notice provided to the ELSBURG JV, whereupon the transferee shall take and hold the interest subject to the
AGREEMENT and to all of the obligations and restrictions upon the VENTURER from whom such interest was acquired and shall
observe and comply with the AGREEMENT and with all such
obligations and restrictions. Any such transfer of the Offered
Percentage Interest must be effected within 90 (ninety) calendar days after the date of the termination of the remaining
VENTURER’s option as provided herein. If no such transfer is effected within the 90 (ninety) calendar day period, then any subsequent proposed transfer of all or any part of such interest shall once again be subject to the provisions of this clause 22.2.

22.2.3
Non-Monetary Consideration
For purposes hereof, in the event any consideration offered for the
Offered Percentage Interest in the BONA FIDE OFFER consists
of rights, interests or property other than money, the ELSBURG JV shall, in good faith, determine the fair value of such consideration in monetary terms as of the date the BONA FIDE OFFER was
received by the VENTURER desiring to sell the Offered
Percentage Interest pursuant thereto. The fair value of such consideration in monetary terms, as so determined, shall be
included in the purchase price payable by the ELSBURG JV
and/or the remaining VENTURER hereunder, but the ELSBURG
JV and/or the remaining VENTURER need not transfer to the
selling VENTURER the actual rights, interests or property offered in the BONA FIDE OFFER, in order to exercise the rights of first refusal granted pursuant to this clause 22.2.
22.3    TRIGGER EVENTS
Upon the happening of any of the following events (each a TRIGGER EVENT save that the provisions of clause 6.2 supra shall not constitute a TRIGGER
EVENT) with respect of an AFFECTED VENTURER or with respect to an
AFFECTED INTEREST, the other VENTURER, shall have the right and option to purchase all or any portion of the AFFECTED INTEREST, at the price and upon the terms hereafter provided in clause 22.4:-

22.3.1
Involuntary Transfers - any purported involuntary transfer, sale or other disposition of all or any part of an interest of a VENTURER in the ELSBURG JV, whether by operation of law, pursuant to a court order, execution of a judgment or other legal process or otherwise, and including, but not limited to, a purported transfer to a liquidator or assignee for the benefit of creditors;
22.3.2
Insolvency - the liquidation of a VENTURER;
22.3.3
Other Transfers -
22.3.3.1 the occurrence of any other event which, were it not for the provisions of the AGREEMENT, would cause
the interest in the ELSBURG JV of the other
VENTURER, or the interest in a VENTURER of the
shareholder of such VENTURER, or any part thereof,
to be sold, transferred or otherwise DISPOSED of,
whether voluntarily, involuntarily or by operation of
law, under circumstances that would not bring the
transfer within any other provision of this clause 22.3.;
22.3.3.2 in no way derogating from 22.3.3.1 supra, the
occurrence of an event where by the extant
CONTROLLING members of an entity constituting the
CONTROLLING member of a VENTURER, e.g.
MOGALE) at any time after the CLOSING DATE

wishes to DISPOSE of their CONTROLLING interest
therein (e.g. MOGALE) without having obtained the
prior written consent of the remaining VENTURER.
22.3.4
Attempted Withdrawal - an y attempted withdrawal of a
VENTURER from the ELSBURG JV in breach of the
AGREEMENT.
22.4 Terms of Transfer pursuant to a TRIGGER EVENT
22.4.1
Transferee Bound by AGREEMENT
If, as a result of a TRIGGER EVENT, all or any part of the interest of the AFFECTED VENTURER in the ELSBURG JV has been
transferred to a transferee, such transferee shall take and hold such interest subject to the AGREEMENT and to all of the
obligations and restrictions upon the VENTURER from whom such interest was acquired and shall observe and comply with the
AGREEMENT and with all such obligations and restrictions.
22.4.2
Notice of TRIGGER EVENT
Upon the occurrence of a TRIGGER EVENT , the
TRANSFERRING VENTURER shall forthwith give written notice to the ELSBURG JV and to the other VENTURER, stating when the
TRIGGER EVENT occurred, the reason therefor, the percentage of the interest of the AFFECTED VENTURER in the ELSBURG JV
so affected, and the name, address and capacity of the transferee, if a transfer has occurred. If no such notice is given, the
ELSBURG JV or the other VENTURER may institute the purchase
proceedings by a written notice to the TRANSFERRING
VENTURER.
22.4.3
Option to Purchase
Upon receipt of any notice specified in clause 22.4.2 supra, the other VENTURER shall have the first right and option, for a period ending 30 (thirty) calendar days following the determination of the purchase price of the AFFECTED INTEREST, to elect to purchase all or any part of such AFFECTED INTEREST at the price and
terms provided below. Any transferee of that part of the
AFFECTED INTEREST which is not elected to be purchased shall hold such part of the AFFECTED INTEREST subject to all of the provisions of the AGREEMENT.
22.4.4
Purchase Price
22.4.4.1
By Agreement - Upon the receipt of notice, the
TR AN SF ERR IN G V ENT URER a n d th e o th e r
VENTURER shall forthwith attempt to agree upon a
purchase price for the AFFECTED INTEREST.

22.4.4.2
Appraisal if not Agreement
22.4.4.2.1.       If the other VENTURER and the
TRANSFERRING VENTURER are unable
to agree upon a purchase price within 30
(thirty) calendar days following the
ELSBURG JV’s receipt of notice of the
TRIGGER EVENT, they shall within the
next 30 (thirty) calendar days agree upon
an appraiser to value the fair market value
of the AFFECTED INTEREST. If no
agreement can be reached upon an
appraiser, the ELSBUR G J V sh all
promptly choose one appraiser by notice
to the TRANSFERRING VENTURER, and
the TRANSFERRING VENTURER shall
promptly choose one such appraiser by
notice to the ELSBURG JV. The two
appraisers so selected shall then promptly
appoint a third appraiser, and the three
appraisers so selected shall conduct and
complete an appraisal of the fair market
value of the AFFECTED INTEREST within
30 (thirty) calendar days after the
selection of the third appraiser. The
appraisers shall attempt to reach an

agreement as to the fair market value of
the AFFECTED INTEREST, and the
agreed decision of two out of the three
appraisers shall prevail. If two of the
appraisers are unable to agree as to the
fair market value of the AFFECTED
INTEREST, the values determined by
each of the three appraisers shall be
added together, their total shall be divided
by three, and the resulting quotient shall
be the fair market value of the AFFECTED
INTEREST. The determination of the
purchase price in such manner shall be
conclusive for all purposes and upon all
PARTIES.
22.4.4.2.2.     If either the remaining VENTURER or the
TRANSFERRING VENTURER shall fail to
appoint an appraiser within 30 (thirty)
calendar days after the lapse of the initial
30 (thirty) calendar day period referred to
above, then the appraiser appointed by
the PARTY which does appoint an
appraiser, shall alone determine the fair
market value of the AFFECTED

INTEREST and such appraisal shall
prevail.
22.4.4.2.3.      Each PARTY shall compensate the
appraiser appointed by such PARTY, and
the compensation of the third appraiser
and the expenses of appraisal shall be
borne equally by the VENTURERS.
22.4.4.3
 Qualifications of Appraisers; Factors to be Taken
into Account - All appraisers selected by the
PARTIES shall be reasonably experienced in valuing
interests in businesses similar to the BUSINESS. In
making the appraisal, the appraised price shall be
what a willing buyer would pay to a willing seller in an
arms’ length transaction.
22.4.5
Payment of Purchase Price - The purchase price for the
AFFECTED INTEREST or part thereof to be sold hereunder shall be payable entirely in cash.
22.4.6
Consummation of Sale
The PARTIES agree and undertake to sign all documentation
necessary for and/or incidental to procuring the disposition and implementation of the disposition of the AFFECTED INTEREST

and of ensuring that the appropriate notices are made in the books of account of the ELSBURG JV recording the same.
22.5  Assignee becoming substituted or additional VENTURER
No assignee of the whole or any portion of a VENTURER’s interest in the
ELSBURG JV shall become a substituted VENTURER in the place of his assignor or an additional VENTURER unless all of the following conditions are satisfied:-
22.5.1
the other VENTURER agrees to such substitution or such
PERSON becoming an additional VENTURER (which agreement
shall be deemed automatically given if the assignee has acquired such interest pursuant to clause 22.2.2;
22.5.2 a duly executed and acknowledged instrument of assignment is filed with the ELSBURG JV setting forth the intention of the assignor that the assignee become a substituted VENTURER in its place or additional VENTURER;
22.5.3 the assignor and assignee execute and acknowledge such instrument or instruments as are necessary to give effect to such substitution or such PERSON be com in g an a dd i ti on al
VENTURER, including the written acceptance and adoption by the assignee of all of the terms and conditions of the AGREEMENT, as amended from time to time; and

22.5.4
the assignee or such PERSON becoming an additional
VENTURER pays the ELSBURG JV the reasonable expenses of
the ELSBURG JV incurred in connection therewith.
23.  Admission or Withdrawal of VENTURERS
23.1  New VENTURER
Except as otherwise provided in the AGREEMENT, a PERSON may become a
VENTURER only with the approval of the VENTURERS. Admission of a new
VENTURER shall not dissolve the ELSBURG JV but the VENTURERS expressly agree to an equal dilution in their respective PERCENTAGE
INTERESTS in order to cater for the admission of any BEE participant in order to comply with the requirements of the DME. In catering for the aforegoing dilution, cognisance shall be taken by the VENTURERS of any significant BEE shareholding in either VENTURER per se so that the admission of any new
BEE participant in the ELSBURG JV will not constitute what may otherwise be a duplicate dilution in the case of either of the existing VENTURERS.
23.2   Capital Contribution of New VENTURER
Upon the admission of any PERSON as a VENTURER, such PERSON shall contribute money or other rights, interests or assets to the ELSBURG JV, as agreed by all of the VENTURERS including the newly admitted VENTURER, and the PERCENTAGE INTERESTS of the VENTURERS shall be adjusted as agreed by all of the VENTURERS, including the newly admitted VENTURER.

23.3   Effect of New VENTURER
The VENTURERS hereby agree in advance that upon the admission of a new
VENTURER to the ELSBURG JV, the new VENTURER shall become a party to the AGREEMENT upon agreeing in writing to be bound by the terms and conditions of the AGREEMENT and upon agreeing to contribute to the capital of the ELSBURG JV the amount agreed by the VENTURERS. If any such newly admitted VENTURER becomes a party to the AGREEMENT, same will continue to be binding on every VENTURER without the re-execution of the
AGREEMENT or any amendment to the AGREEMENT.
23.4   No Withdrawal
No VENTURER may withdraw from the ELSBURG JV without the consent of the other VENTURERS, which may be granted or withheld by the other
VENTURERS in their sole and absolute discretion. Each VENTURER covenants and agrees not to withdraw or to attempt to withdraw from the
ELSBURG JV without obtaining such consent.
24.   No Dissolution upon Withdrawal or Transfer
Notwithstanding anything to the contrary in the AGREEMENT, neither the withdrawal of any VENTURER from the ELSBURG JV, whether voluntarily or involuntarily, nor the sale or transfer of any VENTURER’s interest in the ELSBURG JV and the ensuing withdrawal from the ELSBURG JV of such VENTURER pursuant thereto, shall cause the dissolution of the ELSBURG JV, provided that after such event:-

24.1       at least two VENTURERS remain in the ELSBURG JV; and
24.2       all remaining VENTURERS, including any successor VENTURER, elect to continue the BUSINESS of the ELSBURG JV; and
24.3       if there are more than 2 (two) VENTURERS, all decisions of the ELSBURG JV will be taken by a majority of the VENTURERS of the ELSBURG JV holding in the aggregate not less than 75% (seventy-five per centum) of the total
PERCENTAGE INTERESTS, in order to be effective.
25.  Dissolution and Liquidation of the ELSBURG JV
25.1
Events of Dissolution
The ELSBURG JV shall be dissolved upon the first to occur of the following events:-
25.1.1
the expiration of the stated term of the ELSBURG JV;
25.1.2 the sale or other disposition of all or substantially all of the assets of the ELSBURG JV to one or more bona fide purchasers for
value, provided that neither a sale and leaseback by the
ELSBURG JV nor any other transfer of title for financing purposes shall be deemed a sale for the purpose of dissolving and
terminating the ELSBURG JV;

25.1.3
the decision by the VENTURERS holding a majority of the
PERCENTAGE INTERESTS to terminate the ELSBURG JV; or
25.1.4 as otherwise provided by operation of law.
25.2   Winding Up of Affairs
Upon the dissolution of the ELSBURG JV, same shall be terminated and the
VENTURERS shall take full account of the ELSBURG JV’s assets and
LIABILITIES. The receivables of the ELSBURG JV shall be collected, and its assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. Upon dissolution, the ELSBURG JV shall engage in no further business thereafter other than that necessary to operate the BUSINESS on an interim basis, collect its receivables and liquidate its assets. The
AGREEMENT shall continue to be binding upon the VENTURERS during such winding up period.
25.3    In Kind DISTRIBUTIONS
In the event that the VENTURERS reasonably determine that such a sale or other disposition is not in the best interest of the VENTURERS, the
VENTURERS shall distribute such assets in kind and the VENTURERS shall share in the DISTRIBUTION thereof in accordance with the terms of clause
25.4 infra.

Upon dissolution, the proceeds of the liquidation of the assets of the
ELSBURG JV and the collection of its receivables together with assets distributed in kind shall be applied and distributed as follows, and in the following order of priority:-
25.4.1
to the payment and discharge of all of the ELSBURG JV’s debts and LIABILITIES (other than the claims of secured creditors
whose obligations will be assumed or otherwise transferred upon the liquidation of the ELSBURG JV’s assets and the claims of secured creditors which are non-recourse LIABILITIES with
respect to which the creditor may look only to its security for satisfaction of its claim, but including debts and LIABILITIES owing to VENTURERS to the extent permitted by law), and the
expenses of liquidation;
25.4.2
to the creation of any reserves which the VENTURERS may deem reasonably necessary for any contingent or unforeseen
LIABILITIES or obligations of the ELSBURG JV and, at the
expiration of such period as the VENTURERS may deem
advisable, for DISTRIBUTION in the manner hereinafter provided;
25.4.3
to the payment and discharge of all of the ELSBURG JV’s debts and LIABILITIES owing to VENTURERS remaining unpaid, but if
the amount available for such payment and discharge shall be insufficient, then pro rata in accordance with the amounts of such debts and LIABILITIES; and

25.4.4
to the respective VENTURERS with positive balances in their
capital accounts, in accordance with the ratio of their capital accounts.
25.5   Deficit Capital Accounts
Upon the liquidation of a VENTURER’s interest in the ELSBURG JV, at the end of the financial year of the ELSBURG JV in which such liquidation occurs or 90 (ninety) days after the date of such liquidation, whichever is later, such
VENTURER shall pay to the ELSBURG JV in immediately available funds an amount equal to the deficit, if any, in such VENTURER’s capital account and such funds shall be distributed in accordance with the provisions of clause 25.4 supra.
25.6  Execution of Documents
The VENTURERS shall execute all such instruments for facilitating the collection of the ELSBURG JV receivables and the liquidation of the
ELSBURG JV assets and for the mutual indemnity and release of the
VENTURERS as may be requisite or proper.
25.7  Binding ELSBURG JV After Dissolution
After dissolution, the VENTURERS may bind the ELSBURG JV as to any act appropriate for winding up the affairs of the ELSBURG JV or completing unfinished transactions.

26.  Limited Liability of VENTURERS, Indemnification
26.1
Limitation of Liability
Notwithstanding anything to the contrary stated herein, no VENTURER, nor employee, agent, AFFILIATE or permitted successor and assign of any
VENTURER, shall be liable, responsible or accountable in damages or otherwise to the other VENTURERS or to the ELSBURG JV for any errors in judgment, for any act, including any act of active negligence, performed by such PERSON, or for any omission or failure to act, if the performance of such act or such omission or failure is done in good faith, is within the scope of the authority conferred upon such PERSON, by the AGREEMENT or by law and does not constitute breach of fiduciary duty, breach of any representation, warranty or covenant contained in the AGREEMENT, wilful misconduct, gross negligence or reckless disregard of duties. If any part of this clause 26.1 shall, for any reason and to any extent, be invalid or unenforceable, this clause 26.1 shall be construed to exculpate the aforegoing PERSONS to the fullest extent permitted by the law.
26.2   Indemnification
The ELSBURG JV shall indemnify and hold harmless each of the
VENTURERS and each of their respective INDEMNIFIED PERSONS from and against any and all LIABILITIES reasonably incurred by any such
INDEMNIFIED PERSONS in connection with the defense or disposition of any
PROCEEDING in which any such INDEMNIFIED PERSON may be involved or any other rights to which any INDEMNIFIED PERSON may be entitled under with which any such INDEMNIFIED PERSON may be threatened, with respect to or arising out of any act, including any act of active negligence, performed by the INDEMNIFIED PERSON or any omission or failure to act if:-
26.2.1 the performance of the act or the omission or failure was done in good faith and within the scope of the authority conferred upon the
INDEMNIFIED PERSON by the AGREEMENT or by law, except
for acts which constitute breach of fiduciary duty, breach of any rep resen ta tion , warranty or covenant contained in the
AGREEMENT, wilful misconduct, gross negligence or reckless
disregard of duties; or
26.2.2 a court of competent jurisdiction determines upon application that, in view of all the circumstances, the INDEMNIFIED PERSON is
fairly and reasonably entitled to indemnification for such
LIABILITIES as such court may deem proper.
The ELSBURG JV’s indemnification obligations hereunder shall apply not only with respect to any PROCEEDING brought by the ELSBURG JV or a
VENTURER but also with respect to any PROCEEDING brought by a third party.
26.3   Selection of Attorneys; Expenses
The right of indemnification provided by this clause 26 shall be in addition to

27.
Domicilia
any agreement, by vote of the VENTURERS, as a matter of law or otherwise, shall continue as to any INDEMNIFIED PERSON who has ceased to be a
VENTURER and shall inure to the benefit of the successors, assigns, executors or administrators of such INDEMNIFIED PERSON. Any
INDEMNIFIED PERSON shall have the right to select its own attorney to defend any PROCEEDING, if it makes a reasonable showing that the attorney for the ELSBURG JV cannot adequately represent its interests. The
ELSBURG JV shall pay the expenses incurred by any INDEMNIFIED
PERSON in defending a PROCEEDING in advance of the final disposition of such PROCEEDING upon receipt of an undertaking by the INDEMNIFIED
PERSON to repay such payment if there shall be an adjudication or determination that he is not entitled to indemnification as provided in the
AGREEMENT. The VENTURERS may not satisfy any LIABILITY except out of the assets of the ELSBURG JV and no VENTURER shall be personally liable with respect to any such LIABILITY.
26.4   Insurance
The ELSBURG JV, at the determination of the VENTURERS, may purchase and maintain insurance on behalf of the INDEMNIFIED PERSONS against any liability that may be asserted against or incurred by such INDEMNIFIED
PERSONS which is subject to indemnification hereunder.

unless the contrary is proved on the date of delivery, provided such
27.1      The PARTIES hereby choose domicilia citandi et executandi for all purposes under the AGREEMENT at the addresses set opposite their respective names hereunder:-
27.1.1
ERPM - 4 Ebsco House, 299 Pendoring Avenue, Blackheath,
Johannesburg 2195 - telefax number 011 476-2637;;
27.1.2
MOGALE - care of 1
st
Floor, North Wing, Lord Charles Office
Park, 337 Brooklyn Road, Brooklyn, Pretoria 0002, telefax number
012 346-4409,
with copies in both instances to Feinsteins Attorneys, 10
th
Floor, JD House, 27
Stiemens Street, Braamfontein, Johannesburg 2001, telefax number 011 712-
0712.
27.2      Any notice to either PARTY shall be addressed to such PARTY at its domicilium
aforesaid and either sent by telefax or delivered by hand. In the case of any notice -
27.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next following business day;
27.2.2 delivered by hand, it shall be deemed to have been received,

29.   Dispute Resolution
date is a business day or otherwise on the next following business day.
27.3     Either PARTY shall be entitled, by notice to the other, to change its domicilium to another address in the Republic of South Africa, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.
27.4       Notwithstanding anything to the contrary hereinbefore contained, a written notice or communication actually received by one of the PARTIES from the other, including by way of telefax transmission, shall be adequate written notice or communication to such PARTY.
28.   Breach
Should either VENTURER breach any of the provisions of the AGREEMENT in a material manner which strikes at the root of the AGREEMENT, then and in such event the aggrieved PARTY shall be obliged to afford the guilty PARTY a period of 90
(ninety) days’ notice in writing within which to remedy the breach, failing which the aggrieved PARTY shall not be entitled to cancel the AGREEMENT (unless there is an order to such effect by the arbitrator in terms of clause 26 supra and to whom such decision shall be referred) but shall be restricted to a claim for specific performance and damages. In this regard the PARTIES acknowledge that the continuity of the joint venture is vital to their respective future interests.

29.1      Any dispute arising out of or in connection with the AGREEMENT or the subject matter of the AGREEMENT including without limitation any dispute concerning:-
29.1.1
the existence of the AGREEMENT apart from this clause 29;
29.1.2
the interpretation and effect of the AGREEMENT and the
ANCILLARY AGREEMENTS;
29.1.3
the PARTIES’ respective rights and obligations under the
AGREEMENT, the ANCILLARY AGREEMENTS and under the
TERM SHEET;
29.1.4
the rectification of the AGREEMENT;
29.1.5      the breach, termination or cancellation of the AGREEMENT or any matter arising out of breach, termination or cancellation thereof;
29.1.6 damages in delict, compensation for unjust enrichment of any other claim, whether or not the rest of the AGREEMENT (apart from this clause) is valid and in force,
shall in the first instance be referred for joint consideration and possible resolution to the following persons in the following order of priority:-
•
to the Chief Executive Officer of ERPM on the one hand and the Chief
Executive Officer of the MOGALE on the other hand; thereafter

•
to the Chief Executive Officer of DRD SA and the Chief Executive
Officer of MINTAILS SA; thereafter
•
to the Chief Executive Officer of DRDGold Limited and the Chief
Executive Officer of MinTails Limited of Australia.
Should these officers not be able to resolve the dispute, then they shall, by agreement, appoint an independent third party to act as a mediator, and not as an arbitrator, to mediate in the resolution of the dispute. Should they not be able to agree on the mediator, then the mediator shall be selected by the
Chairman of the Arbitration Foundation of Southern Africa (“AFSA”). Should
the dispute not be resolved in this manner, then the dispute shall be decided by arbitration as set out in clauses 29.2 to 29.9 infra.
29.2      If any PARTY requires a dispute to be referred to arbitration after the mediation referred to in clause 29.1 supra has not been able to resolve a dispute, that
PARTY shall notify the other PARTY/IES in writing, identifying the dispute and setting out the relief required.
29.3      Within 30 (thirty) days of receipt of the notice referred to in clause 29.2 above, the PARTIES shall agree on the arbitrator. If agreement is not reached within
30 (thirty) days after any PARTY, in writing, called for agreement, the arbitrator shall be appointed by the Chairman of AFSA. The arbitrator appointed must be, taking into account the nature of the dispute, suitably qualified to deal with the matter and be totally independent of the PARTIES and not have represented any of the PARTIES at any prior stage.

29.4     The arbitration shall be held in Johannesburg and the PARTIES shall endeavour to ensure that it is completed, if possible, within 120 (one hundred and twenty) days after the appointment of the arbitrator unless the arbitrator is of the opinion that an extended period is required therefor. Should the
PARTIES be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of
South Africa and in the event of any conflict, as determined by the presiding arbitrator.
29.5     The arbitrator need not strictly observe the principles of law and the rules of evidence and may decide upon the procedure to be followed in respect of the matters submitted to him according to what he considers equitable in the circumstances.
29.6     The proceedings in the arbitration shall as far as practicable take place in private and be kept confidential.
29.7     The PARTIES shall be entitled to legal representation at the arbitration.
29.8     The arbitrator shall decide the dispute and hand down a written decision no later than 30 (thirty) days after the completion of the arbitration proceedings unless the PARTIES agree to the contrary. Any PARTY aggrieved at the arbitrators’s decision shall be entitled to require the decision to be referred to an appeal panel of 3 (three) retired judges, one selected by each of the
PARTIES to the dispute (allied AFFILIATES shall be deemed to constitute one disputing PARTY) and the remaining judge who shall be appointed by the 2
(two) nominated retired judges and who shall act as the chairman of the panel.
The procedures to be followed in connection with the appeal process shall be determined in accordance with those prescribed by AFSA unless the PARTIES agree to the contrary.
29.9       The provisions of this clause shall not preclude any PARTY from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.
30.  Good Faith and Implementation
30.1       The PARTIES undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the AGREEMENT.
30.2      The PARTIES shall at all times during the continuance of the AGREEMENT observe the principles of good faith towards one another in the performance of their obligations in terms of the AGREEMENT. This implies, without limiting the generality of the aforegoing, that:-
30.2.1
they will at all times during the term of the AGREEMENT act
reasonably, honestly and in good faith;

33.   Non-Waiver
30.2.2
they will perform their obligations arising from the AGREEMENT diligently and with reasonable care; and
30.2.3 they will make full disclosure to each other of any matter that may affect the execution of the AGREEMENT or its implementation
from time to time.
31.
Applicable Law
Notwithstanding any express or implied provisions herein to the contrary and irrespective of where the AGREEMENT may be signed by any of the VENTURERS, same shall in all respects be governed, interpreted and implemented according to the laws of the Republic of South Africa. To the extent that the provisions of clause 18 may for any reason not be applicable, each of the VENTURERS hereby furthermore submits to the jurisdiction of the Witwatersrand Local Division of the High Court of the
Republic of South Africa for all purposes under the AGREEMENT or arising in connection therewith, including the institution of any proceedings under the
AGREEMENT.
32.
Set-Off
The VENTURERS agree that any monies due and payable by any one VENTURER to another shall be set off between such VENTURERS.

36.
TERM SHEET
No extension of time or waiver or relaxation of any of the provisions or terms of the
AGREEMENT shown by any of the VENTURERS to the other/s, shall operate as a novation of the AGREEMENT, nor shall it operate so as to preclude such partner thereafter from exercising his rights strictly in accordance with the AGREEMENT.
34.
Signature in Counterparts
The AGREEMENT may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the AGREEMENT in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.
35.
Whole Agreement
The AGREEMENT constitutes the whole agreement between the VENTURERS relating to the subject matter hereof and no amendment or consensual cancellation of the AGREEMENT or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the AGREEMENT, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the
VENTURERS. Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating to the matter in respect whereof it was made or given.

36.1       It is recorded that the AGREEMENT constitutes one of many agreements to be executed pursuant to the TERM SHEET.
36.2       Notwithstanding anything to the contrary hereinbefore contained, upon the
SIGNATURE DATE, the TERM SHEET shall, to the extent that it impacts upon the AGREEMENT and may be in conflict therewith, be deemed superseded by the AGREEMENT save that to the extent any dispute may arise in regard to the AGREEMENT then from an historical perspective, cognisance shall be taken of the TERM SHEET in order to determine the intentions of the
PARTIES at the time of the conclusion thereof.
Thus done and signed by ERPM at Johannesburg on this the 15
th
day of August 2008, in the
presence of the undersigned witnesses.
As witnesses:-
For: East Rand Proprietary Mines Limited
Thus done and signed by MOGALE at Johannesburg on this the 15 th
day of August 2008, in
the presence of the undersigned witnesses.
As witnesses:-
For: Mogale Gold (Proprietary) Limited
/s/ DAW van der Walt
director
2.
- director -

Annexe "B"
Extracts from the Minutes of a Meeting of the Board of Directors of East Rand Proprietary
Mines Limited, held at Johannesburg on the 15
th
day of August 2008
Resolved that :-
1.
The company enters into a joint venture
agreement with Mogale Gold (Proprietary)
Limited relating to Elsburg Gold Mining
Joint Venture, upon the terms and
conditions contained in a draft of such
agreement which was tabled at this
meeting.
2.
Themba Gwebu, in his capacity as a
director of the company, be and he is
hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe "B"
Extracts from the Minutes of a Meeting of the Board of Directors of Mogale Gold (Proprietary)
Limited, held at Johannesburg on the 15
th
day of August 2008
Resolved that :-
1.
The company enters into a joint venture
agreement with East Rand Proprietary
Mines Limited in relation to Elsburg Gold
Mining Joint Venture, upon the terms and
conditions contained in a draft of such
agreement which was tabled at this
meeting.
2.
Diederik Albert Willem van der Walt, in his
capacity as a director of the company, be
and he is hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe “C”
Schedule of ANCILLARY AGREEMENTS
(
vide
clause 1.1.5 supra)
The agreements defined as:-
1.
Shareholders’ Agreement in relation to Ergo Mining (Pty) Limited to be entered into by and between Crown Gold Recoveries (Pty) Limited, Ergo Uranium (Pty) Limited and
Ergo Mining (Pty) Limited.
2.
Sale Agreement to be entered into by and between Ergo Uranium (Pty) Limited and
Ergo Mining (Proprietary) Limited in relation, inter alia, to the sale of what is defined as the “
Brakpan Plants ”.
3.
Mining User Contract to be entered into by and between Crown Gold Recoveries (Pty)
Limited, East Rand Proprietary Mines Limited, Elsburg Gold Mining Joint Venture,
Ergo Mining (Pty) Limited, Ergo Uranium (Pty) Limited and Mogale Gold (Pty) Limited
relating to the use, inter alia, of what has been defined as the “ERPM Assets” and the
“
Ergo Mining Assets”.
4.
DRD SA FACILITY AGREEMENT.
5.
MOGALE FACILITY AGREEMENT.

Annexe “D”
Specimen of DRD SA FACILITY AGREEMENT
(
vide
clause 1.1.18 supra)

Annexe “E”
Specimen of MOGALE URANIUM FACILITY AGREEMENT
(
vide
clause 1.1.32 supra)